# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Elutia Inc., CIK 0001708527
CUSIP: 05479K106
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 20 Firstfield Road, Gaithersburg, Maryland (MD), 20878
Date of event which requires filing of this statement: 12/11/2025
Filed by CIK 0001184421
Persons authorized to receive notices and communications: Kevin L. Rakin, 36 Church Lane, Westport, Connecticut (CT), 06880, (646) 793-3510

## Reporting persons
- HighCape Partners, L.P. (CIK 0001598046): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- HighCape Partners QP, L.P. (CIK 0001598026): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- HighCape Partners GP, LLC (CIK 0001819933): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- HighCape Partners GP, L.P. (CIK 0001819932): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- HighCape Co-Investment Vehicle I, LLC (CIK 0001819988): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- HighCape Co-Investment Vehicle II, LLC (CIK 0001820044): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- HighCape Partners QP II, L.P. (CIK 0001770972): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,562,431; sole dispositive power 0; shared dispositive power 4,562,431; aggregate amount beneficially owned 4,562,431 (11.3% of the class)
- HighCape Partners GP II, L.P. (CIK 0001957359): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,657,628; sole dispositive power 0; shared dispositive power 4,657,628; aggregate amount beneficially owned 4,657,628 (11.5% of the class)
- HighCape Partners GP II, LLC (CIK 0001957360): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,657,628; sole dispositive power 0; shared dispositive power 4,657,628; aggregate amount beneficially owned 4,657,628 (11.5% of the class)
- Kevin Rakin (CIK 0001184421): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 537,497; shared voting power 5,105,098; sole dispositive power 537,497; shared dispositive power 5,105,098; aggregate amount beneficially owned 5,244,056 (13% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Elutia Inc.
Address of issuer's principal executive offices: 20 Firstfield Road, Gaithersburg, Maryland (MD), 20878

## Item 2. Identity and Background
Name of person filing:
The Schedule 13D is being filed by the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"):

HighCape Partners, L.P.
HighCape Partners QP, L.P.
HighCape Partners GP, LLC
HighCape Partners GP, L.P.
HighCape Co-Investment Vehicle I, LLC
HighCape Co-Investment Vehicle II, LLC
HighCape Partners QP II, L.P.
HighCape Partners GP II, L.P.
HighCape Partners GP II, LLC
Kevin Rakin
Residence or business address: The principal business address of the Reporting Persons is 36 Church Lane, Westport, CT 06880.
Present principal occupation or employment: The Reporting Persons are principally engaged in the business of managing their investments in the securities of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws
Citizenship: Each of the Reporting Persons, except for Mr. Rakin, is organized under the laws of the State of Delaware. Each of Mr. Rakin is a citizen of the United States.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following information at the end of Item 4:

Pro Rata Distribution

On December 11, 2025, HighCape Partners, L.P., HighCape Partners QP, L.P., HighCape Co-Investment Vehicle I, LLC and HighCape Co-Investment Vehicle II, LLC made a pro rata distribution of all of their shares of the Issuer's Class A Common Stock to their partners and members, without payment of consideration by such partners and members. HighCape Partners GP, L.P. is the general partner of each of HighCape Partners, L.P. and HighCape Partners QP, L.P., and manages HighCape Co-Investment Vehicle I, LLC and HighCape Co-Investment Vehicle II, LLC. HighCape Partners GP, LLC is the general partner of HighCape Partners GP, L.P. As a result of the distribution, these HighCape entities no longer beneficially own shares of the Issuer's Class A Common Stock.

General

The Reporting Persons acquired the securities described in this Amendment No. 5 for investment purposes and intend to review the investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons, subject to certain provisions of the law, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the board of directors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following sets forth, as of the date of this Amendment No. 5, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, based on 40,349,939 shares of Class A Common Stock outstanding as of November 7, 2025, as set forth in the Issuer's most recent Quarterly Report on Form 10-Q, filed on November 12, 2025.

(See table in Exhibit 99.A)

Mr. Rakin is the managing member of HighCape Partners GP II, LLC, which is the general partner of HighCape Partners GP II, L.P., which is the general partner of each of HighCape Partners QP II, L.P. and another HighCape entity that is not a Reporting Person.

Each of Mr. Rakin, HighCape Partners GP II, LLC and HighCape Partners GP II, L.P. may be deemed to beneficially own the securities held of record by each of HighCape Partners II, L.P., HighCape Partners QP II, L.P. In addition, as a managing member of the general partner of another HighCape entity that is not a Reporting Person hereunder, Mr. Rakin may be deemed to beneficially own securities held of record by such entity.

Mr. Rakin may be deemed to beneficially own the securities held of record by the Kevin L. Rakin Irrevocable Trust. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons and by any other entities that are the actual record owners.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a) above.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The responses to Items 2, 4 and 5 are hereby incorporated herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.A: Aggregate Number and Percentage of the Class of Securities Identified

## Signatures
- HighCape Partners, L.P.: /s/ Kevin L. Rakin, Kevin L. Rakin/Managing Member, HighCape Partners GP, LLC, general partner to HighCape Partners GP, L.P., its general partner (12/15/2025)
- HighCape Partners QP, L.P.: /s/ Kevin L. Rakin, Kevin L. Rakin/Managing Member, HighCape Partners GP, LLC, general partner to HighCape Partners GP, L.P., its general partner (12/15/2025)
- HighCape Partners GP, LLC: /s/ Kevin L. Rakin, Kevin L. Rakin/Managing Member (12/15/2025)
- HighCape Partners GP, L.P.: /s/ Kevin L. Rakin, Kevin L. Rakin/Managing Member, HighCape Partners GP, LLC, its general partner (12/15/2025)
- HighCape Co-Investment Vehicle I, LLC: /s/ Kevin L. Rakin, Kevin L. Rakin/Managing Member, HighCape Partners GP, LLC, general partner to HighCape Partners GP, L.P., its general partner (12/15/2025)
- HighCape Co-Investment Vehicle II, LLC: /s/ Kevin L. Rakin, Kevin L. Rakin/Managing Member, HighCape Partners GP, LLC, general partner to HighCape Partners GP, L.P., its general partner (12/15/2025)
- HighCape Partners QP II, L.P.: /s/ Kevin L. Rakin, Kevin L. Rakin/Managing Member, HighCape Partners GP, LLC, general partner to HighCape Partners GP, L.P., its general partner (12/15/2025)
- HighCape Partners GP II, L.P.: /s/ Kevin L. Rakin, Kevin L. Rakin/Managing Member, HighCape Partners GP II, LLC, its general partner (12/15/2025)
- HighCape Partners GP II, LLC: /s/ Kevin L. Rakin, Kevin L. Rakin/Managing Member (12/15/2025)
- Kevin Rakin: /s/ Kevin Rakin, Kevin Rakin (12/15/2025)